(LOGO) Futures and Hedge Funds

WORLD MONITOR TRUST II--
SERIES F
MONTHLY REPORT/
DECEMBER 28, 2001

WORLD MONITOR TRUST II--SERIES F
--------------------------------------------------------------------------------

Dear Interest Holder:

Enclosed is the report for the period from December 1, 2001 to December 28, 2001 for World Monitor Trust II--Series F ('Series F'). The net asset value of an interest as of December 28, 2001 was $105.20, an increase of 1.67% from the November 30, 2001 value of $103.47. The calendar year-to-date return for Series F was a decrease of 1.59% as of December 28, 2001. Additionally, the return for the quarterly period from September 29, 2001 to December 28, 2001 was a decrease of 4.78%.

Quarterly Market Overview

The fourth quarter of 2001 was characterized by continued weakness in global economic markets. Heightened uncertainty in the wake of the terrorist attacks and concerns about deteriorating business conditions worldwide significantly slowed an already soft economy. After beginning the quarter down, global equity markets rallied in November only to weaken once again toward quarter-end. In the U.S., weakness in business spending, manufacturing and construction negatively affected labor markets causing layoffs and plant closings. Consumer confidence dropped sharply during the quarter resulting in decreased retail sales while consumer price inflation remained relatively subdued. Short- and long-term interest rates rallied sharply in November before falling again in December. The U.S. dollar started the quarter down against many major foreign currencies but strengthened slightly in November and December. Economic activity in Europe, the United Kingdom and other industrial economies remained weak throughout the quarter as well, stemming from a downturn in business and consumer confidence. In Japan, the sharp contraction in economic activity that began early in the year continued into the fourth quarter and the unemployment rate reached a record high. Most major emerging market economies also continued to experience economic slowdown which was related, in part, to weakness in industrialized economies.

U.S. and European interest rate instruments began the quarter up as data indicated persistent weakness in the U.S. economy. In an effort to stimulate the economy, the U.S. Federal Reserve lowered interest rates by 50 basis points in October and by another 50 basis points in early November. The European Central Bank and the Bank of England each cut rates by 50 basis points as well. In mid-November, some positive economic news, the fall of Kabul, Afghanistan and an announcement by the U.S. Treasury regarding the cessation of sales of 30-year bonds, resulted in one of the greatest reversals the U.S. bond market has seen in decades. Interest rates climbed sharply in the U.S. and Europe causing bond prices to fall. In December, the Federal Reserve lowered rates by another 25 basis points and bond prices climbed slightly.

After hitting lows in mid-September, U.S. and global equity markets rallied in November amid positive developments in the war in Afghanistan and sentiment that the U.S. economy may be emerging from recession. Equity markets reversed in December providing a negative return for the second consecutive year.

In foreign exchange markets, the U.S. dollar started the quarter down against many major foreign currencies, but strengthened amid hopes of a recovery in the U.S. economy. The Japanese yen was weak throughout the quarter falling to a three-year low against the U.S. dollar and a two year-low against the euro as the Japanese economy continued to soften. Record unemployment, weakness in the equity markets and continued deflation contributed to the decline of the yen. The euro fell from its post September 11th highs against the U.S. dollar as investors anticipated a U.S. economic rebound. Additionally, apprehension that European banks would be negatively affected by the Argentinean debt default and concerns regarding the introduction of the physical euro currency helped depress the euro. The Swiss franc rose on news of the Argentinean debt default as investors sought a safe haven currency.

Terror attacks, sluggish economies and mild winter weather limited growth in global demand for oil during the fourth quarter. Demand among oil-dependent wealthy countries contracted by more than 600,000 barrels a day versus the same period last year. A coordinated cut in oil output by OPEC and non-OPEC producers was agreed upon as OPEC tried to regain control of crude oil prices.

Quarterly Performance of Series F

The following is a summary of performance for the major sectors in which the Series F traded:

Interest rate (-): After starting the quarter down, interest rates climbed sharply in November resulting in one of the greatest U.S. bond market reversals in decades. Long positions in U.S. and euro bonds incurred losses.

Index (-): After hitting lows in mid-September, U.S. and global equity markets rallied sharply in November resulting in losses for short euro DAX, Nikkei DOW, S&P 500 and NASDAQ positions.

Metal (-): Metal prices fell throughout most of the quarter amid decreased demand due to weak global economic conditions. Long positions in nickel, aluminum, gold and copper resulted in losses.

Currency (+): The Japanese yen fell to a three-year low against the U.S. dollar as economic turmoil continued in Japan. Short Japanese yen positions resulted in gains. The South African rand plummeted to record lows against the U.S. dollar amid concern regarding the outlook for emerging markets and a decision by the Reserve Bank of South Africa to limit speculative transactions in the currency in order to insure stability. Short African rand positions resulted in gains. Short Australian dollar positions resulted in gains as the Australian dollar fell against the U.S. dollar in December.

Energy (+): Short heating, crude and gas oil positions resulted in gains as demand decreased to due sluggish global economies and mild winter weather.

The estimated net asset value per interest as of January 28, 2002 was $105.50. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at (212) 778-2443.

          Sincerely yours,

          Eleanor L. Thomas
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the unit value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS

---------------------------------------------------------------
For the period from December 1, 2001 to
 December 28, 2001
Revenues:
Realized loss on commodity transactions.........    $  (167,151)
Change in unrealized commodity positions........        436,856
Interest income.................................         17,810
                                                    -----------
                                                        287,515
                                                    -----------
Expenses:
Commissions.....................................         53,278
Management fee..................................         17,784
Other transaction fees..........................          5,430
Other expenses..................................         17,874
                                                    -----------
                                                         94,366
                                                    -----------
Net gain........................................    $   193,149
                                                    -----------
                                                    -----------

STATEMENT OF CHANGES IN NET ASSET VALUE

---------------------------------------------------------------
                                                          Per
                                            Total       Interest
                                         -----------    -------
For the period from December 1, 2001 to
 December 28, 2001
Net asset value at beginning of period
 (107,355.351 interests)...............  $11,108,053    $103.47
Contributions..........................      558,998
Net gain...............................      193,149
Redemptions............................      (68,905)
                                         -----------
Net asset value at end of
 period (112,088.374 interests)........  $11,791,295     105.20
                                         -----------    -------
                                         -----------

Change in net asset
 value per interest.................................    $  1.73
                                                        -------
                                                        -------
Percentage change...................................       1.67%
                                                        -------
                                                        -------
---------------------------------------------------------------


I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust II--Series F is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                             by: Barbara J. Brooks
                            Chief Financial Officer